Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

July 17, 2013

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Control4 Corporation
Registration Statement on Form S-1
Filed July 1, 2013
CIK No. 0001259515

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on July 1, 2013 (the "Registration Statement"), as set forth in your letter dated July 11, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to filing this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Gross Margin, page 55

1.
We note your response to prior comment 3. Please disclose the significance of each factor that contributed to the change in margin and provide sufficient information for investors to evaluate the factors. For example, what portion of the margin increase was due to component cost reductions? Were the reductions short-term reductions that do not continue or long-term revisions to the arrangements with your suppliers? Also, from your current disclosure, it is unclear how investors would be able to determine the substance of the information in the last sentence of the first paragraph of your response to prior comment 3 and your statement in the second paragraph regarding the margin effect not continuing in the future at the rate experienced during the disclosed period.

  RESPONSE:    In response to the Staff's comment, the Company has revised page 57 of the Amended Registration Statement to disclose the relative impact of each factor that affected gross margin as a percentage of revenue and to discuss the reason for these changes and expected impact on future periods.

Common Stock Valuations, page 72

2.
The disclosure on pages 74 through 76 indicates that in determining the fair value of your common stock, the board of directors "relied" on additional contemporaneous valuation reports prepared for you in contemplation of the option grants. Please clarify the extent of the reliance that that you placed on the work of a valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

  RESPONSE:    The Company supplementally advises the Staff that the estimated fair value of its common stock described on pages 76 to 79 of the Amended Registration Statement was determined at each date by the Company's board of directors after considering several objective and subjective factors, including contemporaneous valuation reports prepared by a third party. Although the Company's board of directors considered such contemporaneous valuation reports, such valuation reports were not the sole factor considered by the Company's board of directors. As a result, in accordance with Rule 436 of the Securities Act of 1933, as amended (the "Securities Act"), and Question 141.02 of the Compliance and Disclosure Interpretations of the Securities Act, the Company respectfully submits that the consent requirements in Securities Act Section 7(a) are not applicable to the Company with respect to the contemporaneous valuation reports mentioned on pages 76 to 79 of the Amended Registration Statement. In response to the Staff's comment, the Company has revised pages 76 to 79 of the Amended Registration Statement to clarify that the contemporaneous valuation reports were one of several factors considered by the Company's board of directors in determining the fair value of the Company's common stock at each valuation date.

Certificate of Incorporation and Bylaws, page 122

3.
Your revisions to prior comment 5 state that bylaw amendments require the approval of your shareholders. Please reconcile this disclosure with the first paragraph of Article IX in exhibit 3.2.

  RESPONSE:    In response to the Staff's comment, the Company has revised page 125 of the Amended Registration Statement to clarify that bylaw amendments may be approved by either the Company's board of directors or stockholders holding at least 75% of the outstanding shares of capital stock of the Company entitled to vote on such amendment.

Lock-up Agreements, page 124

4.
To support your statement that holders of substantially all shares of common stock outstanding have agreed to a lock-up of those shares, please show us how you reconcile the information in your beneficial ownership table on page 116 with Schedule C of Exhibit 1.1.

  RESPONSE:    The Company advises the Staff that all individuals and entities listed in the principal stockholder table on page 119 of the Amended Registration Statement have agreed to a lock-up with the underwriters of the Company's public offering (the "Underwriters"). The Company advises the Staff that it has re-filed Exhibit 1.1 with the filing of the Amended Registration Statement to include an updated Schedule C to reflect the stockholders of the Company that have agreed to a lock-up with the Underwriters to date.

Note 11. Subsequent Events (Unaudited), page F-35

5.
In your next amendment, please revise to disclose the amount of compensation expense you expect to record in quarter ended June 30, 2013 as a result of the stock options granted in April and June 2013.

  RESPONSE:    In response to the Staff's comment, the Company has revised page F-35 to insert a column setting forth the aggregate grant date fair value to disclose the amount of compensation expense the Company expects to record in the three months ended June 30, 2013 as the result of the stock options granted in such period. The Company will insert such data in a subsequent amendment when the midpoint of the price range is inserted on the cover page of the preliminary prospectus.

Exhibits

6.
Please reconcile your statement "None" in schedule B-3 of exhibit 1.1 with the material mentioned in the fourth paragraph of your response letter to us dated July 1, 2013.

  RESPONSE:    In response to the Staff's comment, the Company has re-filed Exhibit 1.1 with the filing of the Amended Registration Statement to include an updated Schedule B-3 to reflect the materials mentioned in the fourth paragraph of the Company's response letter to the Staff dated July 1, 2013.

7.
We note the foreign language text in exhibit 10.10. Please revise to comply with Rule 403 and Regulation S-T Item 306.

  RESPONSE:    In response to the Staff's comment, the Company has re-filed Exhibit 10.10 with the filing of the Amended Registration Statement to include English translations of the Chinese language attachments to the agreement.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,
/s/ RICHARD A. KLINE Richard A. Kline
cc:
Sally Brammell, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission
Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP